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                                                                       EXHIBIT 4
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       (Form of Amendment for Employee/Director Stock Option Agreements)

                      Amendment to Stock Option Agreement
                      ===================================
                       ( (Date) Grant of Stock Options)
                         ------

     This AMENDMENT TO STOCK OPTION AGREEMENT ("Amendment") is made and entered
into effective as of September 19, 2000, by and between   (Name)    ("Employee"
                                                        -----------
or "Director" as applicable) and Kaiser Ventures Inc. ("Kaiser").

                                    Recitals

  A. Employee is currently employed by Kaiser. Employee has the right to acquire shares of stock in Kaiser pursuant to and in accordance with that certain Stock Option Agreement between Employee and Kaiser dated effective
  (Date)   , as previously amended as of  (Date)  (the "Option").
-----------                              --------

     B. Employee and Kaiser have agreed to amend the Option as set forth in this Amendment.

     NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows (capitalized terms not otherwise defined herein shall be as defined in the Option or the 1995 Plan):

     1. Net Exercise of Option Permitted. Pursuant to Section 5(d) and 12(d) [9(c)] of the [1995, 1992 and 1989] Plan, the Company hereby authorizes Employee [Director] to elect to pay all or part of (i) the Option exercise price under the Option and (ii) any withholding tax requirements associated with the exercise of the Option by having the Company withhold from the shares of Stock which would otherwise be issued upon exercise of the Option, that number of shares of Stock having a Fair Market Value equal to the amount of the Option exercise price and/or withholding with respect to which such election is made. Such election shall be made by written notice delivered to the Company at the same time as the exercise of the Option. The Company specifically waives any requirement pursuant to Section 10 [Section 8] of the Option that the payment of the Option Exercise Price using such shares not result in a charge against earnings of the Company for financial reporting purposes.

     2. Automatic Net Exercise. If on the date the Option would otherwise expire a net exercise under Section 1 of this Amendment would result in Employee receiving shares, then (unless the Company has received written instructions from the Employee to the contrary) the Option shall automatically be deemed exercised under the provisions of Section 1 of this Amendment with the exercise price and any withholding paid in stock.

     3. Reaffirmation of Terms. Except as expressly amended hereby, the terms and provisions of the Option are hereby confirmed and ratified in all respects.

     IN WITNESS WHEREOF, the parties hereto have executed this Amendment to be effective as of the day and year first above written notwithstanding the actual date of signature.


                         [Signatures on Following Page]

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"Employee" or "Director"                    "Kaiser"
                                            Kaiser Ventures Inc.



_____________________________________       By: /s/ Richard E. Stoddard
                                                -----------------------
                                                Richard E. Stoddard
                                                President & CEO

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